

May 11, 2011

Mr. Alvin D. Kang
President and Chief Executive Officer
Nara Bancorp, Inc.
3731 Wilshire Boulevard, Suite 1000
Los Angeles, California 90010

Re: Nara Bancorp, Inc.
   Registration Statement on Form S-4
   Filed April 14, 2011
   File number 333-173511

   Form 10-K
   Filed February 18, 2011
   File number 0-50245

   Center Financial Corporation
      Form 10-K
      Filed March 4, 2011
      File number 0-50050

Dear Mr. Kang:

We have reviewed your registration statement and additional filings that are incorporated by reference, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General comments on this filing

1. Where appropriate, make conforming changes based upon these comments to the disclosure in you Exchange Act reports.

2. Please tell us, with a view toward revised disclosure, about any approval or review that the U.S. Treasury must provide or undertake in order to agree to the exchange of Center preferred stock and warrants for Nara preferred stock and warrants as part of the registration statement.

3. Please tell us about the valuation performed by the unnamed valuation expert, including whether the results were provided to either Nara or Center, or their financial experts. Please clarify for us, with a view toward revised disclosure, whether the analysis was completed, and how the analysis was used by the respective parties, including whether the results of this analysis was considered by either board in making its recommendation to its shareholders. Also, please advise the staff how each company concluded that this valuation was not an opinion report or appraisal within the meaning of Item 1015 of Regulation MA.

4. You mention, in a number of locations throughout the prospectus, that Nara intends to complete a public sale of securities. Please tell us, with a view towards revising your disclosure throughout the document, whether your ability to complete the merger is conditioned upon raising any additional funds through the public offering. In particular, please address whether the combined company must meet any particular capitalization requirements in order to secure regulatory approval.

5. On page 32, you indicate that Center received an unsolicited approach from a local community bank interested in pursuing a merger with Center. Please tell us, with a view toward revised disclosure, whether these discussions included any indication of potential merger consideration. If a potential price was discussed, please revise your disclosure to indicate this fact, whether the price was superior to the price that is being paid by Nara. If the price indicated was superior to the price agreed with Nara, please address why the Board determined that it did not need to pursue further negotiations with this party.

Cover Page

6. Please revise to disclose the number of shares offered. See Item 501(b)(2) of Regulation S-K.

7. Revise to include a bold face reference to the risk factor section.

The Merger, page 1

8. Please revise to disclose whether the shares of the companies will be listed for trading until completion of the merger.

9. Please revise to provide the voting information required by Item 3(h) of Part I to the
    Form S-4 requirements. Please describe any voting agreement with Nara's principal,
    outside shareholders.

Directors and Management Following the Merger…, page 5

10. If correct, please disclose that both Nara and Center have identified positions in the new
    company for all of their permanent senior officers, and that all of their directors,
    7 each, will be the directors of the new company.

11. Please indicate that Mr. Kang and all of the current Nara senior managers are new within
    the past 3 years. Note that this is also true for the CEO and CFO of Center. Please
    explain the reasons for this situation at The Parties, page 27.

Regulatory Approvals We Must Obtain…, page 6

12. Please update this information and the related text on page 64 to the latest date feasible.

Information About Nara and Center, page 9

13. For both companies, please briefly disclose their losses over the last two years and
    reference the resulting regulatory agreements. Indicate the extent to which you believe
    that Nara is in compliance with the resolutions. Also, revise this section to discuss all
    material actions that both Nara and Center continue to make in order to address the
    required resolutions and MOU respectively. In particular, please include an assessment
    by Nara's management of the current status of their implementation of the resolutions,
    including the capital and strategic plan.

14. In conjunction with the above disclosure, consider summarizing Center's internal control
    problems and the release of Grant Thornton discussed on page 154.

15. Please disclose Nara's current restriction on its ability to pay dividends as a result of its
    regulatory agreement and indicate whether the merger will affect this situation.

Risk Factors, page 17

16. We note at the bottom of page 150 that Center hired its current CEO in January 2011 for
    one year. Please address the possibility that the merger does not take place and Center is
    must hire a CEO, or revise elsewhere to explain how Center has planned
    for this situation.

Nara and Center have not obtained updated fairness opinions..., page 17

17. Revise this risk factor to clarify the impact of the boards' determinations\ to forgo receiving updated fairness opinions, including the potential impact upon their recommendation to the shareholders. Revise your discussion of the respective board's reasons for the merger to address the impact of this determination upon their recommendation and the continuing validity of those recommendations in the event that a material change occurs.

The unaudited pro forma combined condensed…, page 18

18. This risk factor does not, in its current form, discuss a risk of investing Nara's stock. Instead, it appears to be an attempt to highlight the possibility that your pro-forma estimates may not prove to be accurate, something that could apply to any pro-forma presentation. Please delete this risk factor or revise the risk factor, and the relevant subheading, to clarify the specific risks identified by management that means that the pro-forma's are particularly speculative or likely to differ from actual results. The revised disclosure should present the risk or uncertainty in a manner so that and investor is able to understand why it is a risk to an investment in the combined company's stock.

Nara, page 27

19. Given recent events at Nara, Center and in the banking business generally, please describe any significant plans to modify the lending practices and other operating practices of the company going forward.

20. Please describe how the estimated $11 million in savings from the merger will be achieved. Discuss potential factors that might impact the realization of the cost savings, including ongoing contractual obligations and leases. Consider adding a risk factor that discusses the impact of these factors upon your ability to realize the cost savings and therefore the impact of the merger upon earnings on a per shareholder basis.

Background of the Merger, page 30

21. Please revise to describe, with quantification, the development of the final exchange ratio provided in the last full paragraph on page 33.

Center's Reasons for the Merger…, page 38

22. Please confirm that the Center board did not find any negative factors in the fairness opinion work of DADCo. Alternatively, if the board did consider any negative factors in the fairness opinion, please disclose these factors and disclose how it dealt with them.

Opinion of Nara's Financial Advisor, page 43

23. Revise this section to clarify why KBW determined that an "asian American peer group" was the appropriate group to conduct market based comparisons to the valuation of Center.

24. We note that Center provided financial projections to KBW. Please revise your prospectus to disclose all material non-public portions of these projections. Also, if Nara provided any projections of non-public information to Center, please similarly disclose that information.

25. Please revise to disclose the information required by Item 1015(b) of Regulation M-A for the past two years. See Item 4(b) of Form S-4. Note also for DADCo on page 57.

United State Federal Income Tax Consequences of the Merger, page 61

26. Please revise so that it is clear that all of the text under this heading is part of the tax opinion provided to Nara by Mayer Brown LLP and to Center by Morrison & Foerster LLP as to the material federal tax consequences of the merger, not just the portion beginning at the bottom of page 62.

Written Demand for Payment, page 66

27. Please include the name and address to which written demand should be sent.

Possible Alternative Merger Structure, page 69

28. Please revise to describe the types of change that will be allowed by this provision. Also, consider a risk factor on this point.

Unaudited Pro Forma Combined Condensed Consolidated Financial Statements, page 83

Note 2. Preliminary Purchase Price Accounting Allocations

29. Tell us how the Company determined the carrying value of Center's "net assets." The amount utilized seems to be in excess of the net assets as denoted in the audited balance sheet at December 31, 2010.

Note 3. Preliminary Pro Form Adjustments

30. Please revise to disclose the amounts attributable to both the transaction and restructuring costs separately. Further, please revise to discuss in greater detail the nature of and the steps to be taken as it relates to the restructuring costs to be incurred.

<u>Annual Cash Incentive Bonus, page 115</u>

31. Please quantify the strategic business plan goals and NEO success against these, even if not met. Link this discussion to the fact that no payments appear to have been made for 2010 in the "non-equity incentive plan" category.

<u>Director Qualifications, page 133</u>

32. Please revise to provide the Center nominating committee's specific reasons for nominating each individual.

<u>Compensation Discussion and Analysis, page 148</u>

33. Revise this section to discuss how the compensation committee determined the appropriate compensation for Mr. Cupp as part of his agreement to serve as CEO of Center through the end of 2011 or the completion of the merger.

<u>Documents Incorporated by Reference, page 159</u>

34. Please revise the fourth paragraph incorporation language to clarify that you are also incorporating by reference all filings filed pursuant to the Exchange Act after "the date of the initial registration statement and prior to effectiveness of the registration statement." Otherwise, confirm that you will file a pre-effective amendment prior to effectiveness that will specifically incorporate reports filed during the waiting period. Refer to Securities Act Forms Compliance & Disclosure Interpretation 123.05 as guidance.

35. Please update the documents list to be current to include your recently filed Form 8-K's and any other documents filed prior to your amendment.

<u>Exhibits</u>

36. Please file all exhibits with your next pre-effective amendment, or tell us when you plan to file them. Please note that we may have comments after reviewing these documents.

<u>Exhibit 8.1 and 8.2</u>

37. At the second full paragraph on page 2, delete the phrase "in each case as in effect on the date hereof." Also delete the last sentence on page 2. The opinion must be current as of the date of effectiveness. Please revise or advise.

38. In regard to Exhibit 8.1 and 8.2, file an opinion rather than a form of opinion. We may have further comment.

Form 10-K filed by Nara Bancorp for the Period Ended December 31, 2011.

Item 6. Selected Financial Data, page 33

Asset Quality Ratios

39. Please revise your ratios that include nonperforming loans to also include separately, ratios that include restructured loans in the calculation. The supplemental narrative information should clearly explain the reasons for the differences in the coverage ratios presented as all restructured loans are considered nonperforming for purposes of Industry Guide III. You should also revise the ratio presented on page 57 and throughout the document to provide similar disclosures. Provide us with the disclosures which will be presented going forward.

Nara Bancorp, Inc., Form S-3, File Number 333-172521, filed February 28, 2011

40. Please note that the comment process for the Form S-4 will need to be completed before we will make the referenced Form S-3 effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Alvin D. Kang, CEO
Nara Bancorp, Inc.
May 11, 2011
Page 8

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas, staff accountant, at 202-551-3452 or John Nolan, Senior Assistant Chief Accountant, at 202-551-3492 if you have questions regarding comments regarding the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3419 with any other questions.

Sincerely,

Christian Windsor
Senior Attorney

By FAX to: James R. Walther
FAX number 213-625-0248